

September 26, 2013

Steven R. Tokach
Chief Executive Officer
First National Community Bancorp Inc.
102 E. Drinker St.
Dunmore, PA 18512

> **Re:** **First National Community Bancorp Inc.**
> **Form 10-K**
> **Filed March 28, 2013**
> **Supplemental Materials Filed September 25, 2013**
> **File No. 000-53869**

Dear Tokach:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director